UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EchoStar Corporation

File No. 1-33807 - CF#24413

EchoStar Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to its Form 10-Q filed on November 9, 2009, as modified by the same contracts refiled with fewer redactions on its Form 10-K filed on March 1, 2010.

Based on representations by EchoStar Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibits 10.1 and 10.2 to Form 10-Q	through September 15, 2029
Exhibits 10.30 and 10.31 to Form 10-K	through September 15, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary